Exhibit 21.1

List of Registrant’s Subsidiaries as of June 30, 2010

Name	Jurisdiction of Incorporation
Aeroflex Colorado Springs, Inc.	Delaware
Aeroflex High Speed Test Solutions, Inc.	Delaware
Aeroflex/Inmet, Inc.	Michigan
Aeroflex/KDI, Inc.	Michigan
Aeroflex/Metelics, Inc.	California
Aeroflex Microelectronic Solutions, Inc.	Michigan
Aeroflex Plainview, Inc.	Delaware
Aeroflex RAD, Inc.	New York
Aeroflex/Weinschel, Inc.	Michigan
Aeroflex Wichita, Inc.	Delaware
Aeroflex Bloomingdale, Inc.	New York
Aeroflex Acquisition One, Inc.	Delaware
Aeroflex Acquisition Two, Inc.	Delaware
Aeroflex Acquisition Three, Inc.	Delaware
AIF Corp.	Delaware
Comar Products Inc.	New Jersey
IFR Finance, Inc.	Kansas
IFR Systems, Inc.	Delaware
MCE Asia, Inc.	Michigan
Micro-Metrics, Inc.	New Hampshire
VI Technology Inc.	Texas